Avenue South Ltd.
5 Victory Road
Suffern, NY 10901

October 29, 2010

Mr. H. Christopher Owings
Ms. Angie Kim
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Avenue South Ltd.
Form S-1/A Registration Statement Under the Securities Act of 1933
Registration No. 333168346

Dear Mr. Owings and Ms. Kim:

       On behalf of Avenue South Ltd. (the “Company”) we hereby submit this acceleration request and seek an Order of the Commission declaring the above-referenced registration statement effective at 10:00 a.m. November 2, 2010, or as soon thereafter as is reasonably practicable.

       In this regard, please be advised that the Company acknowledges that the Commission, or the staff acting pursuant to delegated authority, is not foreclosed from taking any future action with respect to the registration filing subsequent to effectiveness and that upon declaring the registration effective the Company shall have continuing responsibility for full, adequate and accurate disclosure in its registration statement. Furthermore, the Company understands it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. This request for acceleration of effectiveness of the registration statement will also confirm the Company’s awareness of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of securities specified in the above registration statement.

If you have any questions on this matter, you may contact the undersigned at (845) 548-0888 or Mr. Peter Sarkesian at (248) 645-0800.

Sincerely,

Avenue South Ltd

/s/Irina Goldman
By: Irina Goldman,
Chief Executive Officer